Exhibit 12.1

Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (in millions):

	For the three months ended March 31, 2015	Fiscal Year
		2014	2013	2012	2011	2010
Ratio of earnings to fixed charges:
Fixed charges [1]	$86	$372	$536	$512	$285	$76
Net (loss) income available to common shareholders before provision for income taxes	(259)	(256)	1,258	1,286	776	288
Earnings	$(173)	$116	$1,794	$1,798	$1,061	$364

Ratio of earnings to fixed charges	(2.01)	0.31	3.35	3.51	3.72	4.79

Ratio of earnings to combined fixed charges and preferred stock dividends:
Fixed charges [1]	$86	$372	$536	$512	$285	$76
Preferred stock dividends [2]	7	23	14	10	—	—
Combined fixed charges and preferred stock dividends	93	395	550	522	285	76
Net (loss) income available to common shareholders before provision for income taxes	(259)	(256)	1,258	1,286	776	288
Earnings	$(166)	$139	$1,808	$1,808	$1,061	$364

Ratio of earnings to combined fixed charges and preferred stock dividends	(1.78)	0.35	3.29	3.46	3.72	4.79
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1.	Fixed charges consist of interest expense on all indebtedness.

2.	No preferred stock was outstanding during fiscal years 2011 and 2010.